UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated May 26, 2015, announcing the Company's results for the first quarter ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: May 26, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc.

BOX SHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2015

ATHENS, Greece, May 26, 2015 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the first quarter ended March 31, 2015.

	Three Months Ended March 31,
Financial Highlights (Expressed in thousands of U.S. Dollars, except per share data)	2014	2015
Time charter revenues	$14,503	$11,569
Amortization of above/below market time charters	942	1,283
Time charter revenues, adjusted[1]	$15,445	$12,852

Net Loss	($1,519)	($285)
Adjusted Net Income[2]	$303	$1,541

EBITDA[2]	$4,122	$4,878
Adjusted EBITDA[2]	$5,944	$6,704

Loss per common share (EPS), basic and diluted	($0.08)	($0.03)
Adjusted (Loss) / Earnings per common share, basic and diluted[2]	($0.01)	$0.03

1 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share ("Adjusted EPS") are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Box Ships Inc., commented:

"During the first quarter of 2015 and despite the lower revenues compared to the first quarter of 2014, we reported adjusted net income of $1.5 million, significantly improved compared to adjusted net income of $0.3 million recognized in the same period of 2014.

During the quarter, market fundamentals improved significantly, as illustrated also from the re-chartering of the Box Voyager and Box Emma at $10,600 and $13,500 per day, respectively, compared to the vessels' previous daily charter rates of $8,500 and $9,450 per day, respectively. As a result of the improved charter rates and lower total vessel operating expenses, our adjusted net income increased to $1.5 million, from adjusted net loss of $0.3 million recognized during the fourth quarter of 2014.

Finally, in April 2015 we also fixed the Box Queen at a gross daily rate of $13,100 and are currently in discussions to charter our OOCL vessels, upon their redelivery to us, at what we anticipate to be profitable rates, while we are also in discussions with the existing lender to extend the respective loan. We believe there is increasingly room for optimism as we expect improved rates and our financing arrangements to give us increased flexibility and liquidity until the end of 2016."

Results of Operations

Three months ended March 31, 2015 compared to three months ended March 31, 2014

During the first quarter of 2015, we operated an average of 9 vessels. Our Net Loss and Adjusted Net Income during the first quarter of 2015 were $0.3 million and $1.5 million, respectively, resulting in basic and diluted loss per share of $0.03 and basic and diluted adjusted earnings per share of $0.03. EBITDA and Adjusted EBITDA for the first quarter of 2015 were $4.9 million and $6.7 million, respectively.

During the first quarter of 2014, we operated an average of 9 vessels. Our Net Loss and Adjusted Net Income during the first quarter of 2014 was $1.5 million and $0.3 million, respectively, resulting in basic and diluted loss per share of $0.08 and basic and diluted adjusted loss per share of $0.01. EBITDA and Adjusted EBITDA for the first quarter of 2014 was $4.1 million and $5.9 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the first quarter of 2015 and 2014, our vessels operated a total of 777 and 753 days, respectively, out of a total of 810 calendar days in both periods. During the first quarter of 2015, we had a total of 33 unscheduled off-hire days, mainly related to 23 idle days of Box Queen and 8 idle days of Box Emma. During the first quarter of 2014, we had a total of 15 unscheduled off-hire days, mainly related to 14 idle days of Box Queen, and 42 scheduled off-hire days related to the dry-dockings of Box Emma and OOCL China. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 4 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the first quarter of 2015 of $11.2 million, a decrease of 21% compared to $14.2 million in the first quarter of 2014. This decrease is mainly due to the re-chartering of Box Emma, CMA CGM Kingfish and CMA CGM Marlin in the first quarter of 2015 at lower rates compared to the respective quarter in 2014, which was partially offset by the scheduled off-hire days related to the dry-dockings of Box Emma and OOCL China during the first quarter of 2014. More specifically, the Box Emma earned an average daily rate of $10,076 during the first quarter of 2015, compared to $28,500 per day that the vessel was earning during the first quarter of 2014; the CMA CGM Kingfish and CMA CGM Marlin each earned a daily rate of $9,500 during the first quarter of 2015, compared to an average daily rate of approximately $20,000 per day that each of these vessels was earning during the first quarter of 2014. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the first quarter of 2015 and 2014 by $1.3 million and $0.9 million, respectively, or $0.04 and $0.04 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the first quarter of 2015 was $13,713 per vessel per day, which was 25% below our average TCE rate of $18,184 per vessel per day during the first quarter of 2014, mainly due to the reasons outlined above. Our adjusted TCE rate was $15,364 per vessel per day in the first quarter of 2015, 21% lower than our adjusted TCE of $19,434 for the first quarter of 2014. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the first quarter of 2015 and 2014 amounted to $0.6 million and $0.5 million, respectively. Voyage expenses for the first quarter of 2015 included sundry voyage expenses of $0.2 million, war risk insurance costs of $0.2 million and bunkers of $0.2 million, whereas voyage expenses for the first quarter of 2014 included approximately $0.2 million, relating to war risk insurance costs and $0.2 million, relating to bunkers consumed by the Box Emma and OOCL China in voyages to and from the dry-docks.

Vessels operating expenses

Vessels operating expenses including the amortization of other intangible assets for the first quarter of 2015 and 2014 amounted to $4.1 million and $4.9 million, respectively, or $3.8 million and $4.6 million, respectively, on an adjusted basis to exclude the amortization of other intangible assets. On average, our vessels' operating expenses for the first quarter of 2015 amounted to $5,039 per vessel per day, or $4,655 per vessel per day on an adjusted basis, compared to $6,067 per vessel per day, in the first quarter of 2014, or $5,746 per vessel per day on an adjusted basis. The amortization of other intangible assets for each of the first quarters of 2015 and 2014 amounted to $0.3 million. The decrease is a result of continuing cost control efforts and also due to claimable expenses of approximately $0.4 million, relating to repairs and other costs incurred in the first quarter of 2014 in connection with the Box Emma.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A. (our "Manager" or "Allseas") for the first quarter of 2015 and 2014 were $0.6 million and $0.7 million, or $744 (€646.99) per vessel per day, and $881 (€643.77) per vessel per day, respectively. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements and are adjusted annually in accordance with the official Eurozone inflation rate. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for each of the first quarters of 2015 and 2014 was $3.7 million.

General and administrative expenses

General and administrative ("G&A") expenses for the first quarter of 2015 and 2014 amounted to $1.1 million and $1.6 million, or $1,365 and $1,995 per vessel per day, respectively. The decrease in G&A expenses is due to the decreased share-based compensation, which amounted to $0.2 million for the first quarter of 2015 compared to $0.6 million in the year-ago period.

Interest and finance costs

Interest and finance costs amounted to $1.4 million and $1.9 million for the first quarter of 2015 and 2014, respectively. This decrease in interest and finance costs is due to the decrease in our average borrowings outstanding period over period.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in thousands of U.S. Dollars)
	Three Months Ended March 31,
	2014	2015
Net cash from Operating Activities	$3,798	$4,517
Net cash from Investing Activities	-	-
Net cash used in Financing Activities	(6,257)	(3,721)
Net (decrease) / increase in cash and cash equivalents	$(2,459)	$796

Net cash from Operating Activities

Net cash from Operating Activities for the three months ended March 31, 2015 was $4.5 million. Our vessels generated positive cash flows from revenues, net of commissions, of $12.6 million, while we paid $8.1 million for expenses, of which $1.4 million relates to the payment of interest on our bank loans.

Net cash from Operating Activities for the three months ended March 31, 2014 was $3.8 million. Our vessels generated positive cash flows from revenues, net of commissions, of $13.0 million, while we paid $9.2 million for expenses, of which $1.6 million related to the payment of interest on our bank loans.

Net cash used in Financing Activities

Net cash used in Financing Activities for the three months ended March 31, 2015, was $3.7 million. During the three months ended March 31, 2015, we repaid $3.2 million of our debt and made cash payments to our preferred shareholders of $0.5 million.

Net cash used in Financing Activities for the three months ended March 31, 2014, was $6.3 million. During the first quarter of 2014, we repaid $5.7 million of our debt, paid financing and offering costs of $0.1 million and made cash payments to our preferred shareholders of $0.5 million.

Liquidity:

As of March 31, 2015, our cash and restricted cash (current and non-current) amounted to $15.4 million in aggregate, of which $8.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of March 31, 2015, we had total outstanding indebtedness of $131.8 million, of which $21.0 million is scheduled to be repaid in the forthcoming 12-month period. $3.2 million has been repaid as of the date of this release. Furthermore, as of March 31, 2015, we were in compliance with the covenants contained in our loan agreements, as amended to give effect to waivers we were granted during 2014. As of March 31, 2015, had the waivers not been granted, we would not have been in compliance with certain of our financial covenants and security cover ratios contained in the loan agreements. The waivers are due to expire during 2015, commencing on June 29, 2015, and in accordance with U.S. GAAP, unless the waivers are extended for a period of more than one year after the balance sheet date or the loans are refinanced prior to the issuance of the consolidated financial statements, our total debt will be required to be presented as current even though we were in compliance as of March 31, 2015.

During the second quarter of 2015, the charters of our OOCL vessels expire. Specifically, the OOCL Hong Kong was redelivered from her charterer on May 26, 2015 and the OOCL China is expected to be redelivered on or about June 5, 2015. We are currently in discussions to find new charters for both vessels and in the same time, we have entered into discussions with the financing bank to extend the respective loan.

Finally, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations, will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months, assuming that the debt will not be accelerated by our lenders.

Preferred Stock Payments:

On April 1, 2015, we made a cash payment of $0.5 million with respect to our Series C Preferred Shares, for the period from January 1, 2015 through March 31, 2015. As of March 31, 2015, 916,333 Series C Preferred Shares were outstanding.

Cash payments on our Series C Preferred Shares accrue cumulatively at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share and are payable, when, as and if declared by the Board of Directors, on January 1, April 1, July 1 and October 1 of each year. Our ability to make cash payments will be subject, among other things, to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Chartering Update and Strategy:

In March 2015, the Box Voyager extended its time charter with CNC for a further period of 12 months, which commenced on March 31, 2015, at a daily gross charter rate of $10,600.

In April 2015, the Box Queen entered into a time charter with CMA CGM, for a period of 70 to 120 days, at a gross daily charter rate of $13,100.

Pursuant to our chartering strategy, we focus on short- to medium-term time charters with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. Based on the earliest redelivery dates, the Company has secured under such contracts 44% and 6% of its fleet capacity for the remainder of 2015 and 2016, respectively. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company's website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of May 26, 2015:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Charter Expiration (2)	Notes
Box Voyager	2010	3,426	CNC	$10,600	March 2016	3, 9
Box Trader	2010	3,426	Hapag Lloyd	$8,500	June 2015	4
CMA CGM Kingfish	2007	5,095	CMA CGM	$9,500	August 2015	5, 9
CMA CGM Marlin	2007	5,095	CMA CGM	$9,500	August 2015	5, 9
Box Queen	2006	4,546	CMA CGM	$13,100	June 2015	6
Maule	2010	6,589	Hapag Lloyd	$38,000	April 2016	7, 9
Box Emma	2004	5,060	CMA CGM	$13,500	February 2016	8, 9
OOCL Hong Kong	1995	5,344				10
OOCL China	1996	5,344	OOCL	$26,800	June 2015
Total		43,925

Notes:
1)
Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Seacommercial, totaling 4.75% for Box Voyager, CMA CGM Kingfish, CMA CGM Marlin, Box Emma and Box Queen, 1.25% for OOCL China, and 2.50% for Box Trader and Maule, including, in each case, 1.25% to Seacommercial.

2)	Based on the earliest redelivery date.
3)	The employment was extended for a period of twelve months and commenced on March 31, 2015.
4)	The employment was extended until earliest May 2015 or latest August 2015 and commenced on October 1, 2014. As of the date of this release, no redelivery notice has been received by the charterers.
5)	The employment was extended for a period of twelve months and commenced on September 1, 2014.
6)	The employment is for a period of 70 to 120 days and commenced in April 2015.
7)
Effective April 10, 2015, all rights and obligations under the charter were novated to Hapag Lloyd AG from CSAV. All other terms remain unchanged. The charterer has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.

8)	The employment is for a period of twelve months and commenced in March 2015.
9)	The charterer has the option to increase or decrease the term of the charter by 30 days.
10)	The vessel was redelivered from her charterer and is en route to dry-dock.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its results for the first quarter of 2015, on May 27, 2015 at 9:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-888-348-2672 (USA) or +1-412-902-4232 (international).

 A replay of the conference call will be available for seven days and can be accessed by dialing +1-877-870-5176 (domestic) and +1-858-384-5517 (international) and using passcode 10066165.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 10.3 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC", respectively.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media DresnerAllenCaron Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com

- Tables Follow –

SUMMARY FLEET INFORMATION	Three Months Ended March 31,
	2014	2015
FLEET DATA
Average number of vessels (1)	9.00	9.00
Calendar days for fleet (2)	810	810
Less:
Scheduled off-hire	42	-
Unscheduled off-hire	15	33
Operating days for fleet (3)	753	777
Fleet utilization (4)	93.0%	95.9%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$18,184	$13,713

Vessel operating expenses (6)	$6,067	$5,039
Management fees charged by a related party (7)	$881	$744
General and administrative expenses (8)	$1,995	$1,365
Total vessel operating expenses (9)	$8,943	$7,148

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)	Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.
(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)	Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage and bunkers consumed during the periods that vessels are in between employment. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(6)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)	Total vessel operating expenses ("TVOE") are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent Reconciliation (Expressed in thousands of U.S. Dollars, except days and daily results)	Three Months Ended March 31,
	2014	2015
Time Charter Revenues	$14,503	$11,569
Commissions	(313)	(321)
Voyage Expenses	(498)	(593)
Total Revenue, net of voyage expenses	$13,692	$10,655
Plus: Amortization of above/below market time charters	942	1,283
Total Revenue, net of voyage expenses, adjusted	$14,634	$11,938
Total operating days	753	777
Time Charter Equivalent	$18,184	$13,713
Time Charter Equivalent, adjusted (10)	$19,434	$15,364

(10)	Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Total Vessel Operating Expenses, adjusted (Expressed in thousands of U.S. Dollars)	Three Months Ended March 31,
	2014	2015
Total vessel operating expenses	$7,245	$5,791
Less: Amortization of other intangible assets	(260)	(312)
Less: Share-based compensation	(620)	(162)
Total vessel operating expenses, adjusted (11)	$6,365	$5,317
AVERAGE DAILY RESULTS (Expressed in United States Dollars, except days)
Calendar days for fleet	810	810
Vessel operating expenses, adjusted (12)	$5,746	$4,655
Management fees charged by a related party	$881	$744
General and administrative expenses, adjusted (13)	$1,231	$1,166
Total vessel operating expenses, adjusted (11)	$7,858	$6,565

(11)	Total vessel operating expenses, adjusted ("TVOE adjusted'), is a non-GAAP measure and is the sum of vessel operating expenses, management fees and general and administrative expenses excluding non-cash items in relation to the amortization of other intangible assets and share-based compensation. Daily TVOE adjusted is calculated by dividing TVOE adjusted by fleet calendar days for the relevant time period. We believe that the presentation of TVOE adjusted and daily TVOE adjusted are useful to investors because they provide additional information on the fleet operational results. The Company's definition of TVOE adjusted and daily TVOE adjusted may not be the same as that used by other companies in the shipping or other industries.
(12)	Daily vessel operating expenses, adjusted is calculated by dividing vessel operating expenses excluding non-cash items relating to the amortization of other intangible assets by fleet calendar days for the relevant time period.
(13)	Daily general and administrative expenses are calculated by dividing general and administrative expenses excluding non-cash items relating to the share-based compensation by fleet calendar days for the relevant time period.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures

Net Loss / Adjusted Net Income (1) (Expressed in thousands of U.S. Dollars)	Three Months Ended March 31,
	2014	2015
Net Loss	($1,519)	($285)
Plus: Amortization of intangibles	1,202	1,595
Plus: Share-based compensation	620	162
Plus: Unrealized loss on derivatives	-	69
Adjusted Net Income	$303	$1,541

EBITDA / Adjusted EBITDA (1)
Net Loss	($1,519)	($285)
Plus: Net Interest expense	1,909	1,431
Plus: Depreciation	3,732	3,732
EBITDA	$4,122	$4,878
Plus: Amortization of intangibles	1,202	1,595
Plus: Share-based compensation	620	162
Plus: Unrealized loss on derivatives	-	69
Adjusted EBITDA	$5,944	$6,704

Loss per Common Share (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended March 31,
	2014	2015
Net Loss	($1,519)	($285)
Less: Cash payments to Series C Preferred Shares	(515)	(515)
Less: Net Loss attributable to non-vested share awards	49	14
Net Loss available to common shareholders	($1,985)	($786)

Weighted average number of common shares, basic and diluted	24,677,545	30,625,215

Loss per common share, basic and diluted	($0.08)	($0.03)

Adjusted (Loss) / Earnings per Common Share (1) (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended March 31,
	2014	2015
Adjusted Net Income	$303	$1,541
Less: Cash payments to Series C Preferred Shares	(515)	(515)
Less: Adjusted Net Income / Loss attributable to non-vested share awards	5	(18)
Adjusted Net (Loss) / Income available to common shareholders	($207)	$1,008

Weighted average number of common shares, basic and diluted	24,677,545	30,625,215

Adjusted (Loss) / Earnings per common share, basic and diluted	($0.01)	$0.03

(1)	The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation and unrealized gain / loss on derivatives to derive Adjusted EBITDA because the Company believes it provides additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation and unrealized gain / loss on derivatives from net income / (loss) to derive to Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share. The Company believes that Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share are items not recognized by U.S. GAAP and should not be considered as an alternative to net income / (loss), operating income / (loss), earnings / (loss) per share or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of U.S. Dollars, except per share data)

	Three Months Ended March 31,
	2014	2015

REVENUES:
Time charter revenues (1)	$14,503	$11,569
Commissions	(313)	(321)
Net Revenues	14,190	11,248

EXPENSES:
Voyage expenses	498	593
Vessels operating expenses (2)	4,915	4,082
Dry-docking expenses	2,314	-
Management fees charged by a related party	714	603
Depreciation	3,732	3,732
General and administrative expenses (3)	1,616	1,106
Total Expenses	13,789	10,116

Operating income	401	1,132

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,909)	(1,431)
Loss on derivatives	-	(69)
Foreign currency (loss) / gain, net	(11)	83
Total other expenses, net	(1,920)	(1,417)

NET LOSS	$(1,519)	$(285)

Other Comprehensive Income / (Loss)
Gain / (loss) on cash flow hedges	55	(56)
Total Other Comprehensive Income / (Loss)	55	(56)

COMPREHENSIVE LOSS	$(1,464)	$(341)

Loss per common share, basic and diluted	$(0.08)	$(0.03)

Footnotes:
(1)	includes amortization of below and above market acquired time charters of $942 and $1,283 for the three months ended March 31, 2014 and 2015, respectively
(2)	includes amortization of other intangible assets of $260 and $312 for the three months ended March 31, 2014 and 2015, respectively
(3)	includes share-based compensation of $620 and $162 for the three months ended March 31, 2014 and 2015, respectively

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars)

	December 31, 2014	March 31, 2015
ASSETS
Cash and restricted cash (current and non-current)	$14,566	$15,362
Other current assets	7,455	8,869
Vessels and other fixed assets, net and other non-current assets	375,828	370,381

Total Assets	$397,849	$394,612

LIABILITIES AND STOCKHOLDERS' EQUITY
Total debt (1)	$134,950	$131,775
Total other liabilities	6,219	6,852
Total stockholders' equity	256,680	255,985

Total Liabilities and Stockholders' Equity	$397,849	$394,612

Footnotes:

(1)	Refer to Liquidity section, above